UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2005

O2 MICRO INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

Grand Pavilion Commercial Centre, West Bay Road

P.O. Box 32331 SMB, George Town

Grand Cayman, Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N.A.

TABLE OF CONTENTS

Information	furnished on this form:

1. Other Events

On June 3, 2005, the Company began distribution of the Company’s proxy statement, proxy card and annual report to shareholders for the year ended December 31, 2004 for the annual shareholders’ meeting to be held on July 8, 2005. A copy of the Company’s proxy statement and proxy card is attached hereto as Exhibit 99.1 and a copy of the 2004 annual report to shareholders is attached hereto as Exhibit 99.2. Each is incorporated herein by reference.

2. Exhibits

99.1	The Company’s proxy statement and proxy card for the annual shareholders’ meeting to be held on July 8, 2005.

99.2	Annual report to shareholders for the year ended December 31, 2004 (the “2004 Annual Report”).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

O2 MICRO INTERNATIONAL LIMITED

By:	/s/ STERLING DU
Name:	Sterling Du
Title:	Chief Executive Officer

Date: June 10, 2005

EXHIBIT INDEX

99.1	The Company’s proxy statement and proxy card for the annual shareholders’ meeting to be held on July 8, 2005.

99.2	Annual report to shareholders for the year ended December 31, 2004.